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ANNUAL REPORTS  SEC Mail Processing
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18248

FACING PAGE   Washington, DC

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __04/01/2023__ AND ENDING __03/31/2024__
       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TimeCapital Securities Corp__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1 Roosevelt Avenue__
(No. and Street)

__Port Jefferson Station__	__NY__	__11776__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Yvonne James__	__631-331-1400__	__yjames@timecapital.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Joseph Amundsen, CPA__
(Name – if individual, state last, first, and middle name)

__30 Wall Street__	__New York__	__NY__	__10005__
(Address)	(City)	(State)	(Zip Code)

__03/04/2009__	__3385__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alexander Rohman _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TimeCapital Securities Corporation _____, as of 5/15 _____, 2024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

Signature:

Title:
President

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

TimeCapital Securities Corporation

Index to Financial Statements

March 31, 2024

Page

JOSEPH AMUNDSEN

CERTIFIED PUBLIC ACCOUNTANT

30 WALL STREET, 8TH FLOOR

NEW YORK, NY 10005

212-709-8250

jamundsencpa@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TimeCapital Securities Corporation

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of TimeCapital Securities Corporation as of March 31, 2024, the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In my opinion, the financial statements present fairly, in all material respects, the financial position of TimeCapital Securities Corporation as of March 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TimeCapital Securities Corporation's management. My responsibility is to express an opinion on TimeCapital Securities Corporation's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to TimeCapital Securities Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Auditor's Report on Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement under SEC Rule 15c3-3, snd Schedule III, Information Relating Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of TimeCapital Securities Corporation's financial statements. The supplemental information is the responsibility of TimeCapital Securities Corporation's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Identification of Reserve Requirement under SEC Rule 15c3-3, snd Schedule III, Information Relating Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

I have served as TimeCapital Securities Corporation's auditor since 2021.

Joseph Amundsen CPA
New York, NY
May 20, 2024

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS

Cash and cash equivalents	$	186,369
Commissions Receivable		6,372
Other receivables		1,095
Prepaid expenses		2,306
Intangible asset, net		401
Property, equipment and leasehold improvements, net		52,716
	$	249,259

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable and accrued expenses	$	174,056

COMMITMENTS AND CONTINGENCY

STOCKHOLDERS' EQUITY

Common Stock, 200 shares authorized	
150 shares issued and outstanding	40,000
Additional paid-in capital	397,487
Accumulated deficit	(312,284)
Less Treasury Stock (6 shares)	(50,000)
Total Stockholder's Equity	75,203
	$ 249,259

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF OPERATIONS
For the Year Ended March 31, 2024

Revenues:

Commissions	$	31,006
Agency Fees		500,019
Operating expense reimbursement		511,920
Other Income		455
Total Revenues		**1,043,400**

Expenses:

Commissions	171,994
Management fees	345,292
Employee compensation, related payroll taxes, and benfits	335,287
Auto	16,048
Rent	37,920
Telephone	8,452
Office expense	12,157
Professional fees	13,397
Insurance	14,851
Licenses and permits	12,241
Utilities	6,937
Postage, delivery and e-mail	9,211
Dues and subscriptions	15,477
Equipment rental	4,223
Travel, meals and entertainment	22,224
Other operating expenses	28,752
Total Expenses	**1,054,463**

Loss Before Provision for Income Taxes	11,063
Provision for Income Taxes	-
Net Loss	**(11,063)**

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended March 31, 2024

	Common Stock	Additional Paid-In Capital	Treasury Stock	Accumulated Deficit	Total
Balances - March 31, 2023	$ 40,000	397,487		(301,221)	136,266
Treasury Stock			(50,000)		(50,000)
Net Loss				(11,063)	(11,063)
Balances- March 31, 2024	$ 40,000	397,487	(50,000)	(312,284)	75,203

TIMECAPITAL SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
For the Year Ended March 31, 2024

Cash Flows from Operating Activities:		
Net Loss	$	(11,063)
Adjustments to reconcile net loss to net cash		
Used in operating activities:		
Depreciation and amortization		468
(Increase) Decrease in assets:		
Commission Receivables		(628)
Other receivables		(1,096)
Prepaid expenses		483
Decrease in liabilities		
Accounts payable and accrued expenses		144,986
Net Cash Provided by Operating Activities		133,151
Cash Flows from Investing Activities		
Computer Purchases		–
Leasehold Improvements		(2,000)
Net Cash Provided by Investing Activities		(2,000)
Net Decrease in Cash and Cash Equivalents		131,151
Cash and Cash Equivalents at Beginning of Year		55,219
Cash and Cash Equivalents at End of Year	$	186,370
Supplemental Disclosure of Cash Flows Information:		
Cash Paid During the Year for:		
Income Taxes	$	1,950

See notes to financial statements and report of independent registered public accountant

Note 1 -Organization and Nature of Business

TimeCapital Securities Corporation, (the "Company") is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as a corporation under the laws of the state of New York on November 26, 1974. The Company is registered in 28 states. The company conducts three types of business. The company is a Mutual Fund retailer, sells Variable Life Insurance and Annuities, tax shelters and limited partnerships. Treasury stock represents the purchase in August 2017 of 6 shares of its stock for $50,000.

Rule 15c3-3 Exemption

The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Annuities, Mutual Funds and a Limited Partnership known as Alpine Associates to which it receives an agency fee.

Note 2 - Significant Accounting Policies

Basis of Presentation
The financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) unless otherwise disclosed.

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligations at March 31, 2024.

Commission Income
Commission Income is recorded when earned. Agency commission income is recorded when received. Related expenses are recorded when incurred.

Receivables
Receivables consist of commissions from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2024, no receivables were considered uncollectible.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost net of accumulated depreciation. Depreciation is computed using the straight- line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions and betterments are capitalized. Expenditures for maintenance and repairs which do not add to the economic life of the asset are expensed as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

TIMECAPITAL SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
March 31, 2024

Intangible Asset

Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets

The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2024.

Income Taxes

Income taxes are accounted for under Accounting Standards Codification ("ASC") 740, Income Taxes, ("ASC 740"). Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. To the extent that it is more likely than not that deferred tax assets will not be recognized, a valuation allowance would be established to offset their benefit. At March 31, 2024 the company had a net operating loss of 11,063. This would create a deferred tax asset of $3000. The company believes that this asset will not be realized and would be offset by a valuation allowance. Therefore, the company has not recorded the asset nor the valuation allowance.

In accordance with ASC 740, the Company is required to disclose unrecognized tax benefits resulting from uncertain tax positions. ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50 percent likely to be realized. The Company was not required to recognize any amounts from uncertain tax positions.

Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing; consequently, the years 2021 through 2023 are subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3 – Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 46,186
Furniture and fixtures	13,146
Leasehold improvements	100,028
Subtotal	159,360
Less: accumulated depreciation	(106,645)
Net Fixed Assets	$ 52,715

Note 4 - Intangible Asset

Intangible asset is summarized as follows:

Trademark	$ 1,801
Less: accumulated amortization	(1,400)
Net Intangible Asset	$ 401

Amortization expense for the year ended March 31, 2024 was approximately $68. The expected future amortization expense for the intangible asset as of March 31, 2024 will be approximately $68 in each of the next six years.

Note 5 - Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of $511,920 for the year ended March 31, 2024.

Note 6 - Commitments and Contingency

<u>Operating Leases</u>
The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2024 was $37,920.

Equipment Lease - The Company also entered into a lease agreement for office equipment, expiring in April 2028.

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2024, have not been exercised.

Note 7 - 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. At March 31, 2024, the Company has net capital of $18,684 which is $13,684 in excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $11,604 aggregate indebtedness). The ratio of aggregate indebtedness to net capital was 931.58 to 1 as of March 31, 2024.

Note 9 - Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Deposit Insurance Corporation (FDIC) insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 – Income Taxes

The company paid $1,950 in NYS Corporate taxes.

Subsequent Events
The Company has performed an evaluation of events that have occurred subsequent to March 31, 2024 and through May 1, 2024, the date the financial statements were available to be issued. ·There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of March 31, 2024.

TIMECAPITAL SECURITIES CORPORATION
Schedule I
Computation of Net Capital In Accordance With Rule 15C3-1
March 31, 2024

COMPUTATION OF NET CAPITAL

From the statement of financial condition:
Total Stockholders' equity	$	75,203
Less: Non-allowable assets		56,519
Total Net Capital		18,684

COMPUTATION OF AGGREGATE INDEBTEDNESS

From the statement of financial condition:
Total liabilities	$	174,056
Total Aggregate Indebtedness		174,056

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital	$	5,000
Excess net capital	$	7,080
Ratio of aggregate indebtedness to net capital		931.58

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the company with the unaudited Part IIA of Form X-17A-5 filing as of March 31, 2024.

TIMECAPITAL SECURITIES CORPORATION
Schedule II
Information Related to Exemptive Provision
Requirements Under SEC Rule 15c3-3
March 31, 2024

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-(e) because its business is limited to Annuities, Mutual Funds and a Limited Partnership known as Alpine Associates to which it receives an agency fee.

In the opinion of the management of TimeCapital Securities Corporation, the conditions of the Company's exemption were complied with throughout the period April 1, 2023 throughout March 31, 2024.

TimeCapital Securities Corporation
Schedule III
Information Relating to Possession or Control
Requirements (Exemption)

Pursuant to Rule 15c 3-3 of the Securities and Exchange Commission
March 31, 2024

Pursuant to Rule 15c 3-3 relating to possession or control requirements, TimeCapital Securities Corporation has not engaged in the clearing or trading of any securities and did not hold customer funds or securities during the year ended March 31, 2024. The firm has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Annuities, Mutual Funds and a Limited Partnership known as Alpine Associates to which it receives an agency fee.

The firm maintains a minimum net capital of $5,000.

Joseph Amundsen

Certified Public Accountant

30 Wall Street, 8th Floor

New York, NY 10005

212-709-8250

Claim(s) for Exemption Not Provided in 15c3-3(k)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of TimeCapital Securities Corporation

I have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TimeCapital Securities Corporation (the Company) did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to annuities, mutual funds and a limited partnership known as Alpine Associates to which it receives an agency fee. In addition, the Company did not directly or indirectly receive, hold, or otherwise hold funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

TimeCapital Securities Corporation's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TimeCapital Securities Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

New York, New York
May 20, 2024

TIMECAPITAL SECURITIES CORPORATION EXEMPTION REPORT

TimeCapital Securities Corporation (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R., Rule 240.17a-5. "Reports to be made by certain broker dealers"). This exemption report was prepared as required by 17 C.F.R. 5240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited to Annuities, Mutual Funds and a Limited Partnership known as Alpine Associates to which it received an agency fee, during the period April 1, 2023 through March 31, 2024.

In reliance on SEC's guidance set forth in Footnote 74 to the exchange act, during the reporting period April 1, 2023 - March 31, 2024, the firm:

> Didn't directly or indirectly receive, hold or otherwise owe funds or securities for or to customers other than money or other considerations received and promptly transmitted In compliance with paragraph (a) or (b)(2) of Exchange Act Rule 15c2-4

> Didn't carry accounts of or for customers

> Didn't carry broker-dealer proprietary accounts as defined in Exchange Act Rule 15c3-3

The Company met the identified exemption provisions in 17 C.F.R. 240, 15c3-3(b) and 15c3-3(e) throughout the most recent fiscal year without exception.

TimeCapital Securities Corporation

I, Alexander Rohman, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and accurate.

Alexander Rohman _____   Date: ___6/14/24___